Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Investors in Connection with Acceptance of Offers of Tender

CPG JPMorgan Alternative Strategies Fund, LLC

This letter is being sent to you if you tendered units of the Fund.

Dear Investor:

CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund") has received and accepted your tender request.

Because you tendered units of the Fund ("Units"), a promissory note is being held on your behalf by the Fund's Administrator, Gemini Fund Services, LLC ("Gemini"), as payment of your tender proceeds.  Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after September 30, 2014.

In the event that it is later determined, subsequent to the tender offer's valuation date of September 30, 2014, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain an investor in the Fund with respect to your Units that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into the account you have designated.  If you did not provide account information, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records, unless you have advised the Fund in writing of a change in your mailing address.

The Fund will be required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for any tendered Units that were purchased by you on or after January 1, 2012 ("Covered Units").  The Fund has elected the Average Cost method as the default cost basis method for the purposes of this requirement.  If you wish to accept the Average Cost method as your default cost basis calculation method in respect of Covered Units in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Units in your account, you must contact Gemini to obtain and complete a cost basis election form.

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG JPMorgan Alternative Strategies Fund, LLC

CPG JPMorgan Alternative Strategies Fund, LLC

This letter is being sent to you if you tendered units of the Fund – Payment of Cash Amount.

Dear Investor:

Enclosed is a statement showing the breakdown of your withdrawal resulting from the repurchase of the requested Units of CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund").

Because you tendered units of the Fund, you have previously been paid a promissory note entitling you to receive 100% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of September 30, 2014, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated.  If you did not provide account information, the cash payment is enclosed in the form of a check.  [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG JPMorgan Alternative Strategies Fund, LLC

Enclosure